                              THE CHINA FUND, INC.

                                  ANNUAL REPORT

                                OCTOBER 31, 1995


                                        THE CHINA FUND, INC.
                                        TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                        Chairman's Statement                   1
                                        Investment Managers' Statement         3
                                        China Economic Review                  8
                                        Schedule of Investments               10
                                        Financial Statements                  17
                                        Notes to Financial Statements         21
                                        Report of Independent Auditors        25
                                        Dividend and Distributions;
                                          Dividend Reinvestment
                                          and Cash Purchase Plan              26

THE CHINA FUND, INC.
CHAIRMAN'S STATEMENT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Dear Stockholders:                                     December 15, 1995

I am pleased to present the annual report of The China Fund Inc. for the fiscal year ended October 31, 1995. During the year under review, the Net Asset Value ("NAV") of the Fund declined by 11.59%, after adjusting for the US$0.61 dividend per share paid in January. The NAV fell to US$12.87 per share as of October 31, 1995 from US$15.26 per share as of October 31, 1994 and the share price ended the year at US$11.75. The NAV and the share price of the Fund were affected by the significant declines in the Shanghai B share; Shenzhen B share and H share markets which fell by 30%, 38% and 38% respectively. In addition, during the course of the year, the stock markets in both Hong Kong and China experienced substantial volatility.

The China Fund, Inc. is comprised of both listed and direct China investments. This combination offers stockholders the opportunity to make long term investments in companies in key sectors of China's economy, through a mixture of stock market and private equity investments. Many of these companies offer significant growth potential, and I am confident this will be reflected in the long term value of the Fund.

During fiscal 1995, the poor market conditions in Hong Kong and China resulted in the postponement of many new share issuances. However, the Shanghai and Shenzhen stock markets did manage to increase the number of B shares listed on the Exchanges from 53 to 69. In addition, the number of Chinese companies listed in Hong Kong (H shares) rose from 11 to 17. These newly listed companies raised the total market capitalization of the B and H share markets to US$5.7 billion.

The Listed Investment Manager has increased the proportion of Hong Kong companies held in the Fund's portfolio to 62.3%, from 59.6% at October 31, 1994. The Fund has also increased exposure to the New York listed China stocks (N shares) to 5.4% as of October 31, 1995. During the past fiscal year, the Fund reduced exposure to Shanghai B shares and Shenzhen B shares to 11% and 3.85% in 1995 from 20.5% and 4.4% in 1994, respectively, and increased exposure to H shares to 15.7% in 1995 from 14.9% in 1994.

The Direct Investment Manager completed four new direct investments during the fiscal year. The new investments representing approximately 48% of the direct investment assets were in Siu Fung Ceramics Concept Company Limited, a manufacturer and distributor of ceramic tiles, sanitary ware and tableware; Wing Hong Holdings Limited, a cashmere yarn and knitwear manufacturer; China Southern Glass Holding Company Limited; a glass manufacturer and processor; and Wai Kee Investments (BVI) Company Limited, a group with construction-related businesses and tollroad operations in China.


As a result, approximately 92% of the direct investment assets were committed to direct investments as of October 31 1995, compared with approximately 45% as of October 31, 1994.

During the period, the proceeds of sale of the Fund's direct investment in Billiongold Services Limited were received in full, generating an internal rate of return of approximately 16% per annum. Also during the period approximately 50% of the proceeds of sale of the Fund's direct investment in Hollco International Holdings (BVI) Limited were received as scheduled. The internal rate of return for the Fund will be approximately 18% per annum upon receipt of the balance of the scheduled payments.

THE CHINA FUND, INC.
CHAIRMAN'S STATEMENT (CONTINUED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The direct investment portfolio performed satisfactorily over the period. Five of the eight direct investments were valued at cost as of October 31, 1995. However, an increase in the value of the other three direct investments resulted in an unrealized appreciation of 17.2% in the valuation of the direct investment portfolio as of October 31, 1995. The valuations were made in accordance with the Fund's valuation policy and approved by the Board of Directors of the Fund.

In summary, the objective of the Fund remains to achieve long-term capital appreciation through investments in China companies and China-related projects. Despite the volatility of the Hong Kong and China stock markets over the past year, I remain confident in the long-term outlook for the Chinese economy. The Fund will continue to identify attractive investment opportunities in order to capitalize on China's strong economic growth potential over the long term. In addition, in the next two years, the Fund will begin to realize a number of its private equity investments.

We thank you for your continuing support and interest in the Fund. Should you have any questions or comments regarding the Fund, we invite you to call 1-800-421-4777.


Sincerely




John W. English
Chairman of the Board

THE CHINA FUND, INC.
INVESTMENT MANAGERS' STATEMENT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Dear Stockholders:                                     December 15, 1995

REVIEW OF LISTED INVESTMENTS
MARKET REVIEW
The Hong Kong equity market experienced substantial volatility during the period under review but closed 1.4% higher by October 31, 1995. Concern over high US interest rates, an economic slowdown, consolidation in the property market and deceleration of corporate earnings gave rise to widespread initial pessimism and the Hang Seng Index fell to a low of 6,967 in late January 1995 before stabilizing. Investor sentiment began to improve from the second quarter of 1995 amid early signs of a peak in US interest rates and a bottoming in the local property market. Investor sentiment was also bolstered by increased confidence on Wall Street. The rise in the Hang Seng Index was triggered by the interest rate cut in the US in July, and growing evidence that China's high inflation was stabilizing. The resulting inflow of capital carried the Hang Seng Index to over 10,000 briefly in October before profit-taking began.

The China markets continued to be affected by the bearish investor sentiment of 1994 due to the government's prevailing austerity program. The Chinese government has been determined to curb inflationary pressure and has maintained a tight monetary policy throughout the year. As a result, the operating environment for Chinese companies has been difficult. These pressures have been reflected in declining sales, increasing costs and poor earnings growth for companies.

Hong Kong listed China state enterprises (H shares) declined sharply in August as investors, disappointed by poor interim results, unloaded shares to limit their losses. The petrochemical sector, in particular, weakened as investors worried that product prices had peaked. Poor investor sentiment regarding the H shares market continued into September and October as investors remained skeptical about companies' earnings outlook. For example, Shanghai Haixing Shipping reported a 73% decline in interim earnings due to slow coal shipments and higher depreciation expenses. Maanshan also reported a 93% decline in interim profit due to slower sales and higher depreciation and interest expenses. Sluggish earnings results from Shanghai and Shenzhen B share companies were expected by the market earlier in the year and were already reflected in share prices prior to the release of interim results.

In October, all of China's stock markets suffered a sharp sell-off, triggered by rumors that the government intended to both cancel subsidized loans for certain companies and increase the corporate tax rates to 33% for the first batch of H share companies. Investment sentiment remained pessimistic and cautious about companies' profit outlooks. During the APEC meeting in November, the announcement of a 30% tariff cut to be levied in 1996 has further increased the uncertainty of earnings' forecasts in various sectors.

On the economic front, growth continued to decelerate from its peak in October 1994. At the same time, inflation, as measured by the National Retail Price Index, continued to decrease from its high of 25% in October 1994 to 10% in October 1995. Industrial production has also seen a slowdown. However, export growth remained strong and China's trade balance has remained in surplus. During the 5th Plenum of the 14th Central Committee in September, President Jiang Zemin confirmed the economic priority of sustainable growth and balanced regional development. President Jiang also boosted his political standing by cracking down on the corruption. On the political front, China's relationship with the US improved somewhat following the meeting between Presidents Clinton and Jiang.

THE CHINA FUND, INC.
INVESTMENT MANAGERS' STATEMENT (CONTINUED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

As of October 31, 1995, the proportion of the Fund's portfolio invested in listed securities in Hong Kong, H shares, Shanghai B shares, Shenzhen B shares and N (New York listed China Companies) shares was 62.3%, 15.7%, 11%, 3.9% and 5.4% respectively, with a small holding in cash. During the year, there were more companies listed on both the Hong Kong and China stock markets offering exposure to China. As of the end of October 1995, there were 69 B share listings (36 in Shanghai and 33 in Shenzhen), 17 H shares and 7 N shares.

PORTFOLIO REVIEW
The following table presents the Fund's portfolio allocation of listed investments between the various sectors by market value as of October 31, 1995 and 1994:


                                              10/31/95            10/31/94
                                              --------            --------
Hong Kong           Conglomerate                19.2%               13.8%
                    Industrial                  14.1                14.1
                    Property                    17.2                19.6
                    Service                      4.2                 6.4
                    Utilities                    6.3                 5.7
                    Transportation               1.3                 0.0
                                                ----                ----
                                                62.3                59.6
                                                ----                ----

H Shares            Industrial                  14.2                11.9
                    Utilities                    0.0                 0.0
                    Transportation               1.4                 3.0
                                                ----                ----
                                                15.6                14.9
                                                ----                ----
Hong Kong           Sub-total                   77.9                74.5
                                                ----                ----

Shanghai B Shares   Industrial                   6.7                15.7
                    Property                     0.0                 1.6
                    Service                      3.0                 1.6
                    Transportation               1.3                 1.6
                                                ----                ----
                                                11.0                20.5
                                                ----                ----

Shenzhen B Shares   Industrial                   1.9                 3.4
                    Property                     1.0                 1.0
                    Transportation               1.0                 0.0
                                                ----                ----
                                                 3.9                 4.4
                                                ----                ----

N Shares            Power                        2.6                 _
                    Industrial                   2.8                 _
                                                ----                ----
                                                 5.4                 _
                                                ----                ----
China               Sub-Total                   20.3                24.9
                                                ----                ----

                    Cash                         1.8                 0.6
                                                ----                ----

                    Total                      100.0%              100.0%
                                               -----               -----
                                               -----               -----

THE CHINA FUND, INC.
INVESTMENT MANAGERS' STATEMENT (CONTINUED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

During the period under review the most notable changes to the listed portion of the Fund's investments have been the increase in the Hong Kong conglomerate
sector, the H share industrial sector and the addition of N shares.   Holdings
in the Hong Kong property sector and the Shanghai B share market were reduced.

In Hong Kong, the Investment Manager reduced the Fund's exposure to small Hong Kong industrial companies that suffered from fierce competition and falling profit margins. The Investment Manager eliminated positions in Acme Landis, a sanitary ware distributor; Firstone, a producer of electrical capacitors; Giordano, a garment retailer; Gold Peak, a battery manufacturer; Group Sense, a manufacturer of electronic dictionaries; and Top Form, a lingerie distributor. The Fund also reduced its weighting in property companies such as Cheung Kong, Hopewell and Sun Hung Kai Properties given the sluggish state of the property market. The Fund increased its exposure to high quality China concept companies that have niche positions in high growth sectors in Hong Kong and China. Stocks in this category included China Foods, a manufacturer of staple food products; China Pharmaceutical, a leading producer of Vitamin-C and antibiotics in China; and Ng Fung Hong, distributor of livestock and food products. Weightings have also been increased in New World Development, and red chips such as Citic Pacific and Guangdong Investment.

In the H share sector, the Fund's exposure to Yizheng Chemical has been reduced following slower earnings growth expected in 1996. Conversely, the Fund's weighting in the integrated petrochemical producer, Shanghai Petrochemical, has been significantly increased. The Fund's investment in the glass producer Luoyang Glass, has also been increased during its recent price reduction. The Fund's exposure to the H share sector has been diversified. The Fund's weighting in the B share market has been reduced aggressively following poor earnings and a worsening industry outlook. For example, Shanghai Phoenix Bicycle was removed from the Fund's top ten holdings during the first half fiscal 1995.

During the second half of fiscal 1995, the Investment Manager increased diversification by investing in N shares. The Fund's position was accumulated slowly through the purchase of Huaneng Power International on the back of stable and predictable income as well as a relatively lower valuation. The Fund's position in China's largest medium-duty diesel engine producer, China Yuchai, was also increased due to good interim results and a lower valuation relative to its competitor Shanghai Diesel Engine. An initial investment was also made in China Tire which is the major tire producer in China with a 9% market share.

The following is a summary of the Fund's Top Ten Listed Investments:

                                                                    10/31/95
                                     NUMBER        MARKET            PERCENT
                                    OF SHARES    VALUE (US$)         OF NAV
                                    ---------    -----------         ------
Hutchison Whampoa Ltd.              1,130,000      6,226,056          4.46%
Citic Pacific Ltd.                  1,500,000      4,685,257          3.36%
New World Development Co., Ltd.     1,050,000      4,087,717          2.93%
Guangdong Investment                6,000,000      3,530,918          2.53%
Yizheng Chemical Fibre Co., Ltd.   12,044,000      3,504,921          2.51%
Cheung Kong Holdings Ltd.             620,000      3,496,256          2.51%
Sun Hung Kai Properties, Ltd.         430,300      3,436,643          2.46%
China Light & Power Co., Ltd.         540,000      2,877,504          2.06%
Shanghai Petrochemical              9,754,000      2,806,970          2.01%
Luoyang Glass Co., Ltd.             6,935,000      2,354,511          1.69%

THE CHINA FUND, INC.
INVESTMENT MANAGERS' STATEMENT (CONTINUED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

REVIEW OF DIRECT INVESTMENTS

At October 31, 1995, approximately 92% of the Fund's direct investment assets were committed in eight invested companies. A description of the direct investments is set out below.

NEW WORLD SUN CITY LIMITED ("NWSC")
NWSC, incorporated in Hong Kong in 1993, owns a property development project in Dongguan, Guangdong Province China. Dongguan New World Gardens (the "Project") is engaged in the development and sale of 10,000 units of detached houses, semi detached houses, low-rise and high-rise apartments and 93,000 square meters of commercial and retail space on a site of 466,666 square meters. The Project, part of Fucheng New Town, situated close to the city centre, will be developed in phases over a period of six to eight years. Phases I and II had been completed by 31 October 1995 and 100% of the Phase I and approximately 89% of Phase II units had been sold. Construction of Phase III had also commenced and approximately 43% of the units had been pre-sold.

HINCA INTERNATIONAL HOLDINGS LIMITED ("HINCA")
Hinca is engaged in the manufacture and sale of refrigerators in Shunde, Guangdong Province. Hinca manufactures a series of household electric refrigerators principally for sale through an established distribution network throughout China consisting of more than 600 major wholesalers and retailers.

CM TELECOM INTERNATIONAL LIMITED ("CHINA MOTION")
China Motion is engaged in the marketing of telecommunications related products including paging systems, pagers, transmitters and cables, and the provision of paging services in Hong Kong. China Motion owns a 30% interest in an associated company which operates a cross-border paging service between Hong Kong and the Province of Guangdong.

A-S CHINA PLUMBING PRODUCTS LIMITED ("ASPPL")
ASPPL was established to produce and distribute the complete line of high quality sanitary ware of American Standard Inc., ("ASI"), a US-based world leader in the manufacturing of plumbing products, through the acquisition of majority equity stakes in operating and newly established joint ventures in China. ASI provides management support, technology know-how and the use of the American Standard trade name.

SIU FUNG CERAMICS CONCEPT COMPANY LIMITED ("SIU FUNG")
Siu Fung is an investment holding company which owns a group of joint ventures in China engaged in the manufacture and sale of ceramic products, including tiles and sanitary ware. The company's 31 joint ventures are located in 12 provinces. Siu Fung's major shareholder is Siu Fung Ceramics Holdings Limited, a listed company on The Stock Exchange of Hong Kong Limited, which is engaged primarily in marketing and manufacturing production equipment for ceramic products

THE CHINA FUND, INC.
INVESTMENT MANAGERS' STATEMENT (CONTINUED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WING HONG HOLDINGS LIMITED ("WING HONG")
Wing Hong is a vertically integrated cashmere yarn and knitwear manufacturer. Wing Hong exports private-label knitwear through importers and wholesalers to up-market retailers. The company is currently undergoing an expansion program to increase its production capacity for both yarn weaving and knitwear manufacturing.

CHINA SOUTHERN GLASS HOLDING COMPANY LIMITED ("CHINA SOUTHERN GLASS")
China Southern Glass is one of the leading processed glass manufacturers in China and one of the first to issue B shares to foreign investors for trading on the Shenzhen Stock Exchange in 1992. The company is expanding through the establishment of a float glass production plant utilizing western technologies and equipment.

WAI KEE CHINA INVESTMENTS (BVI) COMPANY LIMITED ("WAI KEE")
Wai Kee is an investment holding company which owns a group of companies and joint ventures (the "Group") in China engaged in tollroad operations, building materials manufacturing and trading, construction equipment trading and quarry concession operation. The Group has concessions to operate five tollroads in the province of Guangdong in China. Wai Kee's major shareholder is Wai Kee Holdings Limited, a listed company on The Stock Exchange of Hong Kong Limited, which is engaged in quarrying, civil engineering and dredging in Hong Kong.


Sincerely,
Stella S.M. Yiu, Listed Investment Manager
David F.J. Paterson, Direct Investment Manager



LISTED INVESTMENT MANAGER
Ms. Stella S.M. Yiu has served as the portfolio manager for the Fund's portfolio of listed securities since December 1993. Ms. Yiu holds a Bachelor of Arts degree in economics from Saint Catharine's College, Cambridge University. She is currently an executive director of HSBC Asset Management Hong Kong Limited responsible for managing investments and formulating strategies for the Asia-Pacific equity markets. She has had over eleven years of experience in portfolio management in Asia. Prior to joining HSBC Asset Management Hong Kong Limited, Ms. Yiu held a senior investment position at GT Management, with responsibilities for Asian regional equity funds and dedicated country portfolios.

DIRECT INVESTMENT MANAGER
Mr. David F.J. Paterson has served as the portfolio manager for the Fund's direct investment portfolio since the Fund's inception. Mr. Paterson holds a MA (Hons.) degree from Oriel College, Oxford, England. In addition to being a director of the Fund, he is a director and 25% owner of HSBC Private Equity Management Hong Kong Limited and has served as Managing Director of HSBC Private Equity Management Limited since 1988. Over his 26 years of business experience, he has also served as Managing Director of Bond Corporation International Limited, Managing Director of Arabian Gulf Investments (Far East) Limited, Finance Director of Swire Properties Limited, Finance Director of E.C. (Holdings) Limited, a corporate finance executive with Samuel Montagu & Co. Limited and a chartered accountant with Price Waterhouse & Co. Mr. Paterson is also a Fellow of the Institute of Chartered Accountants in England and Wales and a Fellow of the Hong Kong Society of Accountants

THE CHINA FUND, INC.
CHINA ECONOMIC REVIEW
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

REVIEW OF 1995
The soft-landing of China's economy that began with the adjustment program in mid-1993 continued in 1995 and achieved noticeable results. Gross domestic product (GDP) rose by 9.8% for the first three quarters of this year, down from the growth of 11.8% for the whole of 1994 and the 13.4% of 1993. Leading the slowdown in growth were industrial value-added and fixed asset investment by the state sector, which rose respectively by only 13.3% and 17.6% for the January-October period, down from the respective 17.5% and 34.2% growth recorded for the whole of 1994. Retail sales of consumer goods, though, remained strong, rising by 11.4% (real terms) in January-October, up from the 7.0% in 1994. Officials announced that a reasonable agricultural harvest was seen in 1995, with grain output estimated to have grown by about 2% to 455 million tons; the natural disasters occurring earlier in the year did not have a major impact. Partly because of the good harvest, and partly because of the slowdown in economic growth, inflation continued its steady fall, hitting 10.3% and 12.1% in October for the retail and consumer price indices respectively, which were significantly down from the respective peaks of 25.3% and 27.7% last October. Retail inflation averaged 16% for January-October, close to the official target of 15% for 1995.

Meanwhile, China's external sector registered steady gains. For the first ten months of this year, exports rose by 32.8% to US$119.4 billion while imports rose by only 16.2% to US$101.6 billion, resulting in a trade surplus of US$17.8 billion, up strongly from the US$5.3 billion surplus recorded for the whole of 1994. However, export growth slowed significantly from mid-year while import growth remained steady. Much of the high export growth in the first half was due to the low base of exports in January-June 1994 and the rush to export prior to the reduction in the export tax rebate on 1 July. During January-September, contracted foreign direct investment fell 15.4% year-on-year to US$48.3 billion, but the utilized value grew 11.9% to US$25.4 billion.

The renminbi exchange rate stabilized at around RMB8.3/US$1, during the year. The government absorbed the upward pressure on the renminbi from strong capital inflows and the trade surplus by building up foreign exchange reserves. Reserves reached US$72.9 billion at the end of October, up by US$21.3 billion from the US$51.6 billion at the end of 1994.


OUTLOOK FOR 1996

Over 1995 China's leadership has stood firm against pressure to relax its tight credit policy and is expected to maintain this policy in 1996. In the guidelines for the 9th Five Year Plan (1996-2000) approved this past September it was stated that controlling inflation will remain a priority of macro-policy and appropriately tight monetary and fiscal policies will be maintained. Economic growth is planned to be 9.8% for the next few years, and retail inflation is to be reduced to below 10% in 1996 and to 6-7% in the subsequent years. Recently, vice-premier Zhu Rongji also stated that inflation remained too high and tight macro-control will remain for 1996. Zhu Rongji's statement should dispel recent speculation inside and outside China that credit relaxation will come in early 1996.

China has made another major step forward in reforming the financial system, with plans to start in January 1996 a national computerized inter-bank money market, and then in April open market operations by the People's Bank of China. These measures will lay the groundwork for the liberalization of interest rates and the convertibility of the renminbi.

THE CHINA FUND, INC.
CHINA ECONOMIC REVIEW (CONTINUED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

On the external front, export growth should slow further as a result of more export rebate cuts expected in 1996. In contrast, import growth may rise in 1996 because of a major tariff cut starting in January. The planned cuts in export tax rebates and the removal of tax and duty exemptions for foreign investment related imports are also likely to slow the growth of foreign capital inflow. Over time this should weaken the upward pressure on the renminbi exchange rate thus raising the likelihood of the currency's depreciation. Whether this will materialize within 1996 is unclear. Meanwhile, uncertainty has been raised by the reported statements of Chinese leaders and officials on achieving renminbi current account convertibility much earlier than the scheduled year 2000. The introduction of convertibility could see weakness in the exchange rate.

China's determination to phase out gradually selected trade and investment incentives will put pressure on domestic and foreign traders and foreign investors. The major tariff cuts will also put competitive pressure on many local enterprises and foreign-invested enterprises. All these moves are generally welcome as they end discriminatory practices which impede market forces. As such, they will no doubt be seen favorably by the WTO members negotiating China's entry to that body.

LONG-TERM PLANNING

The 5th plenum of the Communist Party's Central Committee held in late September approved guidelines for the 9th Five Year Plan (1996-2000) and the 15-year plan (1996-2010) for national development. Overall the guidelines call for steady and more balanced growth and reform in contrast to the headlong pace that prevailed in 1992 and 1993. The guidelines also give priority to the development of agriculture, infrastructure, basic and high-tech industries, and to reducing regional economic disparity.



Sincerely,
HongkongBank China Services, Limited

THE CHINA FUND, INC.
SCHEDULE OF INVESTMENTS
October 31, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          NAME OF ISSUER
       AND TITLE OF ISSUE                                          SHARES         VALUE (NOTE A)
       ------------------                                          ------         --------------
COMMON STOCK AND OTHER EQUITY INTERESTS
CHINA - SHANGHAI "B" SHARES
  APPAREL & TEXTILES - (0.8%)
    Shanghai Haixin Co., Ltd.. . . . . . . . . . . . . . . .      2,028,950        $  1,091,575
                                                                                   ------------

  CEMENT - (0.6%)
    Shanghai Huaxin Cement * . . . . . . . . . . . . . . . .      3,205,100             858,967
                                                                                   ------------

  COMMUNICATION SERVICES - (0.4%)
    Shanghai Posts & Telecom, EQ * . . . . . . . . . . . . .      1,118,640             624,201
                                                                                   ------------

  HOTELS - (1.5%)
    Shanghai New Asia Group * . . . . .. . . . . . . . . . .      4,295,000           2,061,600
                                                                                   ------------

  HOUSEHOLD APPLIANCES - (0.9%)
    Shanghai Narcissus Electric Co., Ltd.. . . . . . . . . .      1,425,000             356,250
    Shanghai Shangling Electrical Appliances, Ltd. . . . . .      1,005,700             885,016
                                                                                   ------------
                                                                                      1,241,266
                                                                                   ------------

  INDUSTRIALS - (0.4%)
    Shanghai Diesel Engine Co., Ltd. . . . . . . . . . . . .      1,277,800             542,688
                                                                                   ------------

  RETAIL - (0.6%)
    Shanghai Friendship Co., Ltd.. . . . . . . . . . . . . .      1,764,120             882,060
                                                                                   ------------

  TEXTILE - (1.4%)
    Erdos Cashmere Products * .. . . . . . . . . . . . . . .      2,900,000           1,305,000
    Shanghai Industrial Sewing Machine Co., Ltd. . . . . . .      3,879,000             659,430
                                                                                    -----------
                                                                                      1,964,430
                                                                                   ------------

  TRANSPORTATION - (1.1%)
    Shanghai Dazhong Taxi Co., Ltd.. . . . . . . . . . . . .      1,527,900           1,237,599
    Shanghai Phoenix Bicycle Co., Ltd*.. . . . . . . . . . .      1,445,800             318,076
                                                                                   ------------
                                                                                      1,555,675
                                                                                   ------------
      TOTAL SHANGHAI "B" SHARES - (Cost $13,233,445)                         7.7%      10,822,462
                                                                         -----     ------------

See notes to financial statements.

THE CHINA FUND, INC.
SCHEDULE OF INVESTMENTS (CONTINUED)
OCTOBER 31, 1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

       NAME OF ISSUER
     AND TITLE OF ISSUE                                            SHARES         VALUE (NOTE A)
     ------------------                                            ------         --------------
COMMON STOCK AND OTHER EQUITY INTERESTS (CONTINUED)
CHINA - SHENZHEN "B" SHARES
  DRUGS & HEALTH CARE - (0.8%)
    China Pharmaceutical Ent. . . . . . . . . . . . . . .       6,150,000           $    962,466
    Shenzhen Lizhu Pharmaceutical, Ltd. . . . . . . . . .         300,000                128,044
                                                                                    ------------
                                                                                       1,090,510
                                                                                    ------------

  INDUSTRIALS - (1.3%)
    China Southern Glass Co., Ltd . . . . . . . . . . . .       3,117,400              1,733,748
                                                                                    ------------
  PROPERTY DEVELOPER - (0.6%)
    Shenzhen Vanke Co., Ltd.. . . . . . . . . . . . . . .       2,340,497                877,872
                                                                                    ------------
  TEXTILE - (0.0%)
    Shenzhen Textile Holdings, Co.. . . . . . . . . . . .         120,000                 24,988
                                                                                    ------------
  TRANSPORTATION - (0.7%)
    China Merchant Shekou Port Services Co., Ltd. * . . .         532,000                225,689
    Shenzhen North Jianshe *. . . . . . . . . . . . . . .       1,310,000                804,804
                                                                                    ------------
                                                                                       1,030,493
                                                                                    ------------
      TOTAL SHENZHEN "B" SHARES - (Cost  $5,642,729)                         3.4%      4,757,611
                                                                            ----    ------------
      TOTAL CHINA - (Cost  $18,876,174)                                     11.1%     15,580,073
                                                                            ----    ------------

HONG KONG
  APPAREL & TEXTILES - (0.7%)
    Fountain Set Holdings, Ltd. . . . . . . . . . . . . .       6,500,000             1,042,462
                                                                                    -----------
  CHEMICALS - (0.5%)
    Yip's Hang Cheung Holdings, Ltd.. . . . . . . . . . .       4,720,000               732,568
                                                                                    -----------
  CONGLOMERATES - (6.1%)
    Hutchison Whampoa, Ltd. . . . . . . . . . . . . . . .       1,130,000             6,226,056
    Swire Pacific, Ltd. . . . . . . . . . . . . . . . . .         310,000             2,325,491
                                                                                    -----------
                                                                                      8,551,547
                                                                                    -----------

See notes to financial statements.

THE CHINA FUND, INC.
SCHEDULE OF INVESTMENTS (CONTINUED)
OCTOBER 31, 1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

             NAME OF ISSUER
           AND TITLE OF ISSUE                                      SHARES         VALUE (NOTE A)
           ------------------                                      ------         --------------
COMMON STOCK AND OTHER EQUITY INTERESTS (CONTINUED)

HONG KONG (CONTINUED)
  CONSTRUCTION & MINING EQUIPMENT - (1.0%)
    Siu Fung Ceramics Holdings, Ltd.. . . . . . . . . . .       5,647,540           $ 1,387,835
                                                                                    -----------
  CONTAINERS & PACKAGING - (3.5%)
    Florens Group, Ltd. . . . . . . . . . . . . . . . . .       2,100,000             1,256,192
    M C Packaging (Hong Kong), Ltd. . . . . . . . . . . .       5,000,000             2,134,071
    Sinocan Holdings, Ltd.. . . . . . . . . . . . . . . .       4,000,000             1,500,317
                                                                                    -----------
                                                                                      4,890,580
                                                                                    -----------
  DIVERSIFIED - (8.4%)
    China Resources Enterprise. . . . . . . . . . . . . .       2,201,000               975,002
    Citic Pacific, Ltd. . . . . . . . . . . . . . . . . .       1,500,000             4,685,257
    Guangdong Investment, Ltd.. . . . . . . . . . . . . .       6,000,000             3,530,918
    Guangzhou Investment Co., Ltd.. . . . . . . . . . . .       5,830,000             1,198,922
    Henderson Investment, Ltd.. . . . . . . . . . . . . .       1,500,000             1,222,241
    Henderson Investment, Ltd. (Warrants, 3/31/96) *. . .         150,000                 7,954
    Lam Soon (Hong Kong), Ltd.. . . . . . . . . . . . . .         202,350                42,136
    Sui Chong Holdings *. . . . . . . . . . . . . . . . .         347,900                29,248
                                                                                    -----------
                                                                                     11,691,678
                                                                                    -----------
  ELECTRIC UTILITIES - (3.8%)
    China Light & Power Co., Ltd. . . . . . . . . . . . .        540,000              2,877,504
    Consolidated Electric Power Asia. . . . . . . . . . .        700,037              1,416,969
    Northeast Electrical T & T *. . . . . . . . . . . . .      5,000,000              1,015,301
                                                                                    -----------
                                                                                      5,309,774
                                                                                    -----------
  ELECTRONICS - (2.4%)
    Kingboard Chemical Holdings . . . . . . . . . . . . .       3,000,000               921,531
    Leading Spirit Holdings Co., Ltd. . . . . . . . . . .       5,818,000             1,862,404
    Legend Holdings, Ltd. . . . . . . . . . . . . . . . .       3,970,000               498,066
                                                                                    -----------
                                                                                      3,282,001
                                                                                    -----------
  FOODS - (1.5%)
    China Food Holdings * . . . . . . . . . . . . . . . .       3,430,000               998,164
    Ng Fung Hong, Ltd. *. . . . . . . . . . . . . . . . .       2,500,000             1,115,537
                                                                                    -----------
                                                                                      2,113,701
                                                                                    -----------


See notes to financial statements.

THE CHINA FUND, INC.
SCHEDULE OF INVESTMENTS (CONTINUED)
OCTOBER 31, 1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


              NAME OF ISSUER
            AND TITLE OF ISSUE                                     SHARES         VALUE (NOTE A)
            ------------------                                     ------         --------------
COMMON STOCK AND OTHER EQUITY INTERESTS (CONTINUED)

HONG KONG (CONTINUED)
  HOTELS - (1.3%)
    Shangri-La Asia, Ltd.. . . . . . . . . . . . . . . .        1,700,000           $ 1,879,923
                                                                                    -----------
  HOUSEHOLD APPLIANCES - (0.8%)
    Hualing, Ltd.. . . . . . . . . . . . . . . . . . . .        7,100,000             1,101,957
                                                                                    -----------
  MEDIA - (0.4%)
    Sing Tao Holdings, Ltd.. . . . . . . . . . . . . . .          917,830               531,227
                                                                                    -----------
  OFFICE FURNISHINGS & SUPPLIES - (0.6%)
    Lamex Holdings, Ltd. . . . . . . . . . . . . . . . .        3,600,000               805,515
                                                                                    -----------
  PRINTING - (0.4%)
    Hung Hing Printing Group . . . . . . . . . . . . . .        2,494,000               512,883
    Leefung-Asco Printers Holdings, Ltd.
      (Warrants, 12/31/95) * . . . . . . . . . . . . . .          708,000                 3,663
                                                                                    -----------
                                                                                        516,546
                                                                                    -----------
  PROPERTY DEVELOPER - (7.9%)
    Cheung Kong Holdings, Ltd. . . . . . . . . . . . . .          620,000             3,496,256
    New World Development Co., Ltd.. . . . . . . . . . .        1,050,000             4,087,717
    Sun Hung Kai Properties, Ltd.. . . . . . . . . . . .          430,300             3,436,634
                                                                                    -----------
                                                                                     11,020,607
                                                                                    -----------
  REAL ESTATE - (2.5%)
    Hopewell Holdings, Ltd.. . . . . . . . . . . . . . .        2,000,000             1,261,042
    Wharf Holdings, Ltd. . . . . . . . . . . . . . . . .          650,000             2,194,214
                                                                                    -----------
                                                                                      3,455,256
                                                                                    -----------
  RETAIL TRADE - (0.8%)
    Goldlion Holdings, Ltd. . . . . . . . . . . . . . . .       2,100,000             1,195,080
                                                                                    -----------
  TELECOMMUNICATIONS - (1.4%)
    Hong Kong Telecommunications, Ltd.. . . . . . . . . .       1,100,000             1,920,664
                                                                                    -----------
      TOTAL HONG KONG - (Cost  $54,230,077)                                 44.0%    61,428,921
                                                                            ----    -----------


See notes to financial statements.

THE CHINA FUND, INC.
SCHEDULE OF INVESTMENTS (CONTINUED)
OCTOBER 31, 1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              NAME OF ISSUER
            AND TITLE OF ISSUE                                     SHARES         VALUE (NOTE A)
            ------------------                                     ------         --------------
COMMON STOCK AND OTHER EQUITY INTERESTS (CONTINUED)

HONG KONG - "H" SHARES
  CHEMICALS - (7.1%)
    Jilin Chemical Industrial *. . . . . . . . . . . . .        3,234,000           $    677,610
    Shanghai Petrochemical Co., Ltd. . . . . . . . . . .        9,754,000              2,806,970
    Tianjin Bohai Chemical.. . . . . . . . . . . . . . .        5,942,000                591,764
    Yizheng Chemical Fibre Co., Ltd. . . . . . . . . . .       12,044,000              3,504,921
    Zhenhai Refining & Chemical. . . . . . . . . . . . .       10,024,000              2,281,806
                                                                                    ------------
                                                                                       9,863,071
                                                                                    ------------
  COMMUNICATION SERVICES - (0.6%)
    Chengdu Telecom Cable Co.. . . . . . . . . . . . . .        3,740,000                798,143
                                                                                    ------------
  CONSTRUCTION & MINING EQUIPMENT - (1.7%)
    Luoyang Glass Co., Ltd.. . . . . . . . . . . . . . .        6,935,000              2,354,511
                                                                                    ------------
  SHIPPING - (1.0%)
    Shanghai Haixing Shipping. . . . . . . . . . . . . .       13,340,000              1,380,292
                                                                                    ------------
      TOTAL HONG KONG "H" SHARES - (Cost  $18,445,590)                      10.4%     14,396,017
                                                                            ----    ------------
      TOTAL HONG KONG (INCLUDING
        "H" SHARES) - (Cost  $72,675,667)                                   54.4%     75,824,938
                                                                            ----    ------------
UNITED STATES - "N" SHARES
  TRANSPORTATION - (2.0%)
    China Tire Holdings, Ltd *. . . . . . . . . . . . . .         117,600                970,200
    China Yuchai International, Ltd.. . . . . . . . . . .         178,100              1,781,000
                                                                                    ------------
                                                                                       2,751,200
                                                                                    ------------
  ELECTRIC UTILITIES - (1.8%)
    Huaneng Power International, Inc. * . . . . . . . . .          53,000                881,125
    Shandong Huaneng Power Development, Ltd.. . . . . . .         209,000              1,672,000
                                                                                    ------------
                                                                                       2,553,125
                                                                                    ------------
       TOTAL UNITED STATES - (Cost  $5,632,409)                              3.8%      5,304,325
                                                                            ----    ------------
       TOTAL COMMON STOCK AND OTHER
          EQUITY INTERESTS - (Cost $97,184,250)                             69.3%     96,709,336
                                                                            ----    ------------


See notes to financial statements.

THE CHINA FUND, INC.
SCHEDULE OF INVESTMENTS (CONTINUED)
OCTOBER 31, 1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

             NAME OF ISSUER                                      PAR VALUE/
           AND TITLE OF ISSUE                                      SHARES         VALUE (NOTE A)
           ------------------                                    ----------       --------------
DIRECT INVESTMENTS
  INDUSTRIALS - (1.9%)
     China Southern Glass Co., Ltd., convertible
       bond, 5.25%, 7/17/00 (acquired 4/7/95) (#) . . . .       $2,500,000          $ 2,649,940
                                                                                    -----------
  TEXTILE - (2.7%)
    Wing Hong Holdings, Ltd. (acquired 5/31/95) (#) . . .              150            3,750,000
                                                                                    -----------
  CERAMIC PRODUCTS - (5.8%)
    Siu Fung Ceramics Concept Co. (acquired
      11/30/94) (#) . . . . . . . . . . . . . . . . . . .            8,000            8,000,000
                                                                                    -----------
  CONSTRUCTION - (1.4%)
    Wai Kee China Investments Company (acquired
      10/23/95) * (#) . . . . . . . . . . . . . . . . . .              180            2,000,000
                                                                                    -----------
  ELECTRICAL EQUIPMENT - (4.9%)
    Hinca International Holdings, Ltd. (acquired
      12/1/93)  (#) . . . . . . . . . . . . . . . . . . .           41,311            6,864,768
                                                                                    -----------
  PLUMBING - (3.2%)
    A-S China Plumbing Products, Ltd. (acquired
      4/14/94) * (#). . . . . . . . . . . . . . . . . . .              450            4,500,300
                                                                                    -----------
  REAL ESTATE - (2.1%)
    New World Sun City, Ltd. (acquired 12/12/92) * (#). .               83            2,958,000
                                                                                    -----------
  TELECOMMUNICATIONS - (5.3%)
    CM Telecom International, Ltd. (acquired
      1/11/94) (#). . . . . . . . . . . . . . . . . . . .           77,006            7,404,470
                                                                                    -----------
      TOTAL DIRECT INVESTMENTS - (Cost $32,538,668)                          27.3%   38,127,478
                                                                             ----   -----------




See notes to financial statements.

THE CHINA FUND, INC.
SCHEDULE OF INVESTMENTS (CONTINUED)
OCTOBER 31, 1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


           NAME OF ISSUER                     CURRENT    MATURITY      PRINCIPAL
        AND TITLE OF ISSUE                     YIELD    (MM/DD/YY)       AMOUNT        VALUE (NOTE A)
        ------------------                    -------   ----------     ---------       --------------
SHORT TERM INVESTMENTS (CONTINUED)

UNITED STATES
  U.S. GOVERNMENT SECURITY - (2.9%)
    United States Treasury Bill . . . . . .     4.870%    11/09/95    4,024,000          $  4,019,701
                                                                                         ------------
      TOTAL UNITED STATES - (Cost  $4,019,701)                                     2.9%     4,019,701
                                                                                 -----   ------------
TOTAL INVESTMENTS - (Cost  $133,742,619)                                          99.5%   138,856,515
OTHER ASSETS AND LIABILITIES  (NOTE D)                                             0.5%       656,487
                                                                                 -----   ------------
NET ASSETS                                                                       100.0%  $139,513,002
                                                                                 -----   ------------
                                                                                 -----   ------------

-------------------------------------------------------------------------------
Notes to Schedule of Investments
--------------------------------
*    Denotes non-income producing security.

(#) Direct investments are generally restricted as to resale and do not have a readily available resale market. On the date of acquisition of each direct investment, there were no market quotations on similar securities, and such investments were therefore initially valued at acquisition cost. The Fund can invest up to 25% of the proceeds from any offering of fund shares in direct investments. Direct investments are valued at fair value as determined by the Board of Directors as discussed in Note A to the financial statements. Also see Note F.













See notes to financial statements.

THE CHINA FUND, INC.
STATEMENT OF ASSETS AND LIABILITIES
OCTOBER 31, 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------



ASSETS
  Investments in listed investments, at value (cost $101,203,951) (Notes A and E).............  $100,729,037
  Investments in direct investments, at value (cost $32,538,668) (Notes A and E)..............    38,127,478
  Cash, including foreign currency, at value..................................................     1,321,040
  Receivable for currency sold................................................................       478,475
  Receivable for investments sold (note F)....................................................       425,166
  Dividends and interest receivable...........................................................       261,158
  Prepaid expenses............................................................................        67,224
  Deferred organization expenses..............................................................        51,292
                                                                                                ------------
TOTAL ASSETS..................................................................................   141,460,870
                                                                                                ------------

LIABILITIES
  Payable for investments purchased...........................................................     1,044,439
  Payable for currency purchased..............................................................       478,475
  Advisory fee payable (Note B)...............................................................       170,566
  Administration, custodian and transfer agent fees payable...................................        91,432
  Shareholder services fee payable............................................................        13,717
  Economic advisory fee payable (Note B)......................................................        10,972
  Accrued expenses and other liabilities......................................................       138,267
                                                                                                ------------
TOTAL LIABILITIES.............................................................................     1,947,868
                                                                                                ------------
TOTAL NET ASSETS..............................................................................  $139,513,002
                                                                                                ------------
                                                                                                ------------

COMPOSITION OF NET ASSETS:
  Common stock, at par value..................................................................      $108,421
  Capital paid in excess of par...............................................................   145,783,997
  Undistributed net investment income.........................................................       982,389
  Accumulated net realized loss on investments and
    foreign currency transactions.............................................................  (12,475,279)
  Net unrealized appreciation on investments
    and foreign currency transactions.........................................................     5,113,474
                                                                                                ------------
TOTAL NET ASSETS..............................................................................  $139,513,002
                                                                                                ------------
                                                                                                ------------

NET ASSET VALUE PER SHARE.....................................................................        $12.87
($139,513,002 / 10,842,082 shares of common stock outstanding)                                  ------------
                                                                                                ------------


-------------------------------------------------------------------------------

See notes to financial statements.

THE CHINA FUND, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------



INVESTMENT INCOME
  Dividend income -- listed investments....................................................     $  3,390,829
  Dividend income -- direct investments....................................................          367,462
  Interest income -- listed investments....................................................          676,545
  Interest income -- direct investments....................................................           37,917
                                                                                                ------------
     TOTAL INVESTMENT INCOME..............................................................         4,472,753
                                                                                                ------------

EXPENSES
  Advisory fee............................................................................         2,016,148
  Administration, custodian and transfer agent fees.......................................           552,021
  Directors' fees and expenses............................................................           200,002
  Shareholder services fee................................................................           168,012
  Economic advisory fee...................................................................           134,410
  Legal fees..............................................................................           100,000
  Insurance...............................................................................            72,000
  Printing and postage....................................................................            70,000
  Audit and tax service fees..............................................................            60,000
  Amortization of deferred organization expenses..........................................            30,000
  Miscellaneous expenses..................................................................            28,000
                                                                                                ------------

     TOTAL EXPENSES.......................................................................         3,430,593
                                                                                                ------------

NET INVESTMENT INCOME.....................................................................         1,042,160
                                                                                                ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS AND FOREIGN CURRENCY
  Net realized loss on listed security transactions.......................................       (12,272,422)
  Net realized loss on foreign currency transactions......................................           (23,524)
  Net change in unrealized appreciation on listed investment and
    foreign currency transactions.........................................................       (13,603,360)
  Net change in unrealized appreciation on direct investment transactions.................         5,588,810
                                                                                                ------------

NET REALIZED AND UNREALIZED LOSS ON INVESTMENT
AND FOREIGN CURRENCY TRANSACTIONS.........................................................       (20,310,496)
                                                                                                ------------

NET DECREASE IN NET ASSETS FROM OPERATIONS................................................      $(19,268,336)
                                                                                                ------------
                                                                                                ------------


-------------------------------------------------------------------------------

See notes to financial statements.

THE CHINA FUND, INC.
STATEMENTS OF CHANGES IN NET ASSETS

-------------------------------------------------------------------------------

                                                                     YEAR ENDED           YEAR ENDED
                                                                  OCTOBER 31, 1995     OCTOBER 31, 1994
                                                                  ----------------     ----------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
  Net investment income (loss)..................................    $  1,042,160         $   (174,213)
  Net realized gain (loss) on security transactions.............     (12,272,422)           7,084,401
  Net realized gain (loss) on foreign currency transactions.....         (23,524)              25,791
  Net change in unrealized appreciation on investments
    and foreign currency transactions...........................      (8,014,550)          (8,266,756)
                                                                    ------------        -------------
  Net decrease in net assets resulting from operations..........     (19,268,336)          (1,330,777)
                                                                    ------------        -------------

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS
FROM:
  Net investment income.........................................        (100,614)            (106,274)
  In excess of net investment income............................           --                (576,737)
  Net realized gain on investments and foreign
    currency transactions.......................................      (6,497,711)          (6,605,914)
                                                                    ------------        -------------

  Total dividends and distributions to shareholders.............      (6,598,325)          (7,288,925)
                                                                    ------------        -------------

CAPITAL SHARE TRANSACTIONS (NOTE C):
  Net proceeds from sale of common shares.......................           --              34,466,118
  Reinvestment of distributions to shareholders.................         277,488              323,812
                                                                    ------------        -------------
  Total increase in net assets from capital stock transactions..         277,488           34,789,930
                                                                    ------------        -------------
NET INCREASE (DECREASE) IN NET ASSETS                                (25,589,173)          26,170,228
                                                                    ------------        -------------

NET ASSETS:
Beginning of period.............................................     165,102,175          138,931,947
                                                                    ------------        -------------
End of period, including accumulated undistributed
  net investment income of $982,389 and $1,573, respectively....    $139,513,002         $165,102,175
                                                                    ------------        -------------
                                                                    ------------        -------------


-------------------------------------------------------------------------------

See notes to financial statements.

THE CHINA FUND, INC.
FINANCIAL HIGHLIGHTS
SELECTED DATA FOR A SHARE OF COMMON STOCK OUTSTANDING FOR THE PERIOD INDICATED

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                                                  YEAR ENDED     YEAR ENDED     YEAR ENDED     PERIOD ENDED
                                                                  OCTOBER 31,    OCTOBER 31,    OCTOBER 31,     OCTOBER 31,
                                                                     1995           1994           1993          1992 (1)
                                                                  -----------    -----------    -----------    -------------

PER SHARE OPERATING PERFORMANCE (2)
Net asset value, beginning of period............................    $ 15.26       $ 17.35         $ 14.22       $ 13.83 (3)

Net investment income (loss)....................................        .10          (.03)            .04           .02
Net realized and unrealized gain (loss) on investment
     and foreign currency transactions..........................      (1.88)         (.39)           3.14           .37
                                                                    -------       -------         -------       -------
Total from investment operations................................      (1.78)         (.42)           3.18           .39
                                                                    -------       -------         -------       -------

LESS DISTRIBUTIONS:
  Dividends from net investment income..........................       (.01)         (.02)           (.04)         --
  Dividends in excess of net investment income..................       --            (.07)           --            --
  Distributions from net realized capital gains.................       (.60)         (.82)           (.01)         --
                                                                    -------       -------         -------       -------
Total distributions.............................................       (.61)         (.91)           (.05)         --
                                                                    -------       -------         -------       -------

Dilution due to rights offering.................................       --            (.76)           --            --
                                                                    -------       -------         -------       -------

Net asset value, end of period..................................    $ 12.87       $ 15.26         $ 17.35       $ 14.22
                                                                    -------       -------         -------       -------
                                                                    -------       -------         -------       -------

Per share market value, end of period...........................    $ 11.75       $ 17.25         $ 18.50       $ 14.00
                                                                    -------       -------         -------       -------
                                                                    -------       -------         -------       -------

TOTAL INVESTMENT RETURN (BASED ON MARKET VALUE).................     (28.39)%        5.38%          32.66%        (6.67)%
                                                                    -------       -------         -------       -------
                                                                    -------       -------         -------       -------

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000's)...............................    $139,513      $165,102        $138,932      $113,825
Ratio of expenses to average net assets.........................        2.55%         2.49%           2.67%         2.34%(4)
Ratio of net investment income (loss)
  to average net assets.........................................        0.78%        (0.11)%          0.24%         0.55%(4)
Portfolio turnover rate.........................................          43%            58%            85%           18%


(1)  The Fund commenced investment operations on July 17, 1992.
(2)  Based on average shares outstanding during the period.
(3)  Net of offering costs of ($.12).
(4)  Annualized.

-------------------------------------------------------------------------------

See notes to financial statements.

THE CHINA FUND, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE A --  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The China Fund, Inc. (the "Fund") was incorporated under the laws of the State of Maryland on April 28, 1992 and is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

SECURITY VALUATION: Portfolio securities listed on recognized United States or foreign securities exchanges are valued at the last quoted sales price in the principal market where they are traded. Listed securities with no such sales price and unlisted securities are valued at the mean between the current bid and asked prices, if any, of two reputable brokers. Short-term investments having maturities of sixty days or less are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount) which when combined with accrued interest approximates market value. Other securities for which market quotations are readily available are valued at current market value. Securities for which market quotations are not readily available are valued in good faith at fair value using methods determined by the Board of Directors. Direct investments are valued at fair value as determined by the Board of Directors based on advice from the Investment Manager and Direct Investment Manager. The original cost is considered to be fair value unless the Board of Directors, based on such advice, concludes there has been a material change of a long-term nature and sufficient reliable information is available to revalue these investments. All portfolio securities not denominated in United States (U.S.) dollars are valued in the relevant foreign currency and that value is translated into U.S. dollars at the prevailing foreign exchange rate.

FOREIGN CURRENCY TRANSLATIONS: The records of the Fund are maintained in U.S. dollars. Foreign currencies, investments and other assets and liabilities are translated at the current rate into U.S. dollars at the current exchange rates. Purchases and sales of investment securities and income and expenses are translated on the respective dates of such transactions. Net realized gains and losses on foreign currency transactions represent net gains and losses from the disposition of foreign currencies, currency gains and losses realized between the trade dates and settlement dates of security transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included in realized and unrealized gain or loss on investments in securities.

SECURITY TRANSACTIONS AND INVESTMENT INCOME: Security transactions are recorded as of the trade date. Realized gains and losses from securities sold are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date, or, in the case of dividend income on foreign securities, on the ex-dividend date or when the Fund becomes aware of its declaration. Interest income is recorded on the accrual basis. All premiums and discounts are amortized/accreted for both financial reporting and federal income tax purposes.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

DIVIDENDS AND DISTRIBUTIONS: The Fund intends to distribute to its stockholders, at least annually, all of its net investment income and will distribute any net realized capital gains annually. Income and capital gains distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of foreign currency transactions, losses deferred due to wash sales and holding of passive foreign investment companies.

FEDERAL INCOME TAXES: The Fund has qualified and intends to qualify in the future as a regulated investment company by complying with the provisions of the Internal Revenue Code available to certain investment companies, and to make distributions of taxable income and capital gains sufficient to relieve it from all, or substantially all, federal income and excise taxes.

DEFERRED ORGANIZATION EXPENSES: Expenses incurred in connection with the organization of the Fund have been capitalized and are being charged to operations ratably over a period of 60 months from the date that the Fund commenced its investment operations.

NOTE B -- ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES
HSBC Asset Management Hong Kong Limited (the "Investment Manager") serves as investment manager pursuant to an investment advisory and management agreement with the Fund. The Fund pays the Investment Manager a fee for its services at an annual rate of 1.50% of the Fund's average weekly net assets. HSBC Private Equity Management Hong Kong Limited (the "Direct Investment Manager") serves as investment manager for the direct investment portfolio pursuant to a direct investment management agreement. For its services, the Direct Investment Manager is paid a fee from the Investment Manager.

Under the terms of an economic advisory agreement, the Fund pays HongkongBank China Services, Limited. (the "Economic Adviser") an economic advisory fee at an annual rate of 0.10% of the average weekly net assets of the Fund. The Economic Adviser is an affiliate of the Investment Manager and the Direct Investment Manager. The Economic Adviser provides research services regarding China's economic, political and industrial developments.

For the year ended October 31, 1995, the Fund incurred commissions on the purchase and sale of securities of $372,195, of which $2,847 was paid to affiliates of the Investment Manager and the Direct Investment Manager.

No director, officer or employee of the Investment Manager or Direct Investment Manager or any affiliates of those entities will receive any compensation from the Fund for serving as an officer or director of the Fund.
 The Fund pays each of its directors who is not a director, officer or employee of the Investment Manager or Direct Investment Manager or any affiliate thereof an annual fee of $7,500 plus $1,000 for each Board of Directors' meeting attended. In addition, the Fund will reimburse each of the directors for travel and out-of-pocket expenses incurred in connection with Board of Directors' meetings.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE C -- CAPITAL STOCK
In a rights offering, for which the subscription period expired on April 29, 1994, stockholders and other investors exercised rights and subscribed to purchase 2,796,965 shares of the Fund's common stock at $13.00 per share. Proceeds from the offering, net of offering expenses, totaled $34,466,118. In addition, the Fund issued 23,367 shares valued at $277,488 to shareholders reinvesting their dividends in the Fund's Dividend Reinvestment and Cash Purchase Plan. At October 31, 1995, 100,000,000 shares of $.01 par value common stock were authorized, of which 10,842,082 shares were issued and outstanding.

NOTE D -- INVESTMENT TRANSACTIONS
For the year ended October 31, 1995, the Fund had purchases and sales of investment securities, other than short-term securities, of $67,825,647 and $57,958,272, respectively. At October 31, 1995, the cost of investments for federal income tax purposes was $133,850,057. Accordingly, gross unrealized appreciation of investments was $16,547,760, while gross unrealized depreciation of investments was $11,541,302, resulting in net unrealized appreciation of investments of $5,006,458. In addition, the Fund has a capital loss carryforward of $12,260,937 which may be utilized to offset capital gains through December 31, 2003.

NOTE E -- INVESTMENTS IN CHINA
The Fund's investments in China companies involve certain risks not typically associated with investments in securities of U.S. companies or the U.S. Government, including risks relating to (1) social, economic and political uncertainty; (2) price volatility, lesser liquidity and smaller market capitalization of securities markets in which securities of China companies trade; (3) currency exchange fluctuations, currency blockage and higher rates of inflation; (4) controls on foreign investment and limitations on repatriation of invested capital and on the Fund's ability to exchange local currencies for U.S. dollars; (5) governmental involvement in and control over the economy; (6) risk of nationalization or expropriation of assets;
(7) the nature of the smaller, less seasoned and newly organized China companies, particularly in China; and (8) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation.

NOTE F -- INSTALLMENT SALE
On September 23, 1994, the Fund entered into an agreement to sell its direct investment in Hollco International Holdings, Ltd. ("Hollco") on an installment basis over a 27-month period. Under the terms of the agreement, the Fund has received proceeds and dividends totaling HK$5,245,313 (US$678,778) through October 31, 1995. The Fund is scheduled to receive the remaining proceeds of the sale, in Hong Kong Dollars, as follows:

                      December 1995        HK$   1,937,500
                      June 1996                  1,937,500
                      December 1996              1,073,563
                                           ---------------
                      Total                HK$   4,948,563
                                           ---------------
                                           ---------------

Utilizing the Hong Kong Dollar to US dollar exchange rate on October 31, 1995, the remaining proceeds from the sale equate to US$640,036. In addition, the Fund is entitled to dividends on the outstanding proceeds if Hollco has sufficient surplus to pay such dividends. For accounting purposes, the Fund recorded no gain on the sale and the resulting receivable is carried at the net investment cost of US$324,037, after the reduction for proceeds and dividends received to date. The Fund will utilize future proceeds and dividends to reduce the value of this receivable at October 31, 1995 prior to recognizing any income or gains from this transaction. However, the Fund is entitled to exercise an option to retain 25% of its original investment prior to December 31, 1996.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE G -- QUARTERLY RESULTS OF OPERATIONS  (UNAUDITED)


                                                     NET REALIZED
                                                    AND UNREALIZED      NET INCREASE
                                                    GAIN (LOSS) ON       (DECREASE)
                                       NET         INVESTMENTS AND      IN NET ASSETS
                    INVESTMENT     INVESTMENT     FOREIGN CURRENCY          FROM           MARKET PRICE
                      INCOME      INCOME (LOSS)     TRANSACTIONS          OPERATIONS          ON NYSE
----------------------------------------------------------------------------------------------------------
                   Total     Per    Total      Per       Total      Per        Total    Per
                   (000)    Share   (000)     Share      (000)     Share       (000)   Share       High     Low
                   ------   -----   ------    -----      ------    -----       -----   ------      ----     ---

July  31, 1992     $   88   $ .01   $   (3)   $ .00     $   106   $  .02     $   103   $  .02     $15.000 $14.000
October 31, 1992      850     .11      181      .02       2,716      .35       2,897      .37      14.625  11.750
                   ------   -----   ------    -----     -------   ------     -------   ------
                   $  938   $ .12   $  178    $ .02     $ 2,822   $  .37     $ 3,000   $  .39
                   ------   -----   ------    -----     -------   ------     -------   ------
                   ------   -----   ------    -----     -------   ------     -------   ------

January 31, 1993   $  751   $ .09   $   82    $ .01     $   638   $  .08     $   720   $   .09    $14.750 $13.000
April 30, 1993        736     .09       24      .00      10,363     1.29      10,387      1.29     16.750  13.250
July 31, 1993         975     .12      130      .02      (9,981)   (1.25)     (9,851)    (1.23)    18.125  15.375
October 31, 1993    1,013     .13       55      .01      24,236     3.02      24,291      3.03     18.750  15.250
                   ------   -----   ------    -----     -------   ------     -------   ------
                  $ 3,475   $ .43   $  291    $ .04     $25,256   $ 3.14     $25,547   $ 3.18
                   ------   -----   ------    -----     -------   ------     -------   ------
                   ------   -----   ------    -----     -------   ------     -------   ------

January 31, 1994  $   756   $ .09   $ (182)   $(.02)    $14,285   $ 1.78     $14,103   $ 1.76     $28.250 $17.750
April 30, 1994        386     .05     (444)    (.05)    (23,099)   (2.88)    (23,543)   (2.93)     23.125  15.250
July 31, 1994       1,238     .12      272      .02       3,392      .32       3,664      .34      19.375  15.250
October 31, 1994    1,227     .11      180      .02       4,265      .39       4,445      .41      19.000  16.500
                  -------   -----   ------    -----     -------   ------     -------   ------
                  $ 3,607   $ .37   $ (174)   $(.03)    $(1,157)  $ (.39)    $(1,331)  $ (.42)
                  -------   -----   ------    -----     -------   ------     -------   ------
                  -------   -----   ------    -----     -------   ------     -------   ------

January 31, 1995  $   838   $ .08   $  (77)   $(.01)   $(37,646)  $(3.48)   $(37,723)   $(3.49)    $17.000 $11.750
April 30, 1995        796     .07       (4)     .00       2,361      .22       2,357       .22      13.375  11.625
July 31, 1995       1,873     .17    1,014      .09      12,579     1.16      13,592      1.25      14.625  11.875
October 31, 1995      966     .09      110      .02       2,395      .22       2,505       .24      13.000  11.625
                  -------   -----   ------    -----    --------   ------    --------    ------
                  $ 4,473   $ .41   $1,043    $ .10    $(20,311)  $(1.88)   $(19,269)   $(1.78)
                  -------   -----   ------    -----     -------   ------     -------    ------
                  -------   -----   ------    -----     -------   ------     -------    ------


THE CHINA FUND, INC.
REPORT OF INDEPENDENT AUDITORS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Stockholders and Board of Directors
The China Fund, Inc.:

We have audited the accompanying statement of assets and liabilities of The China Fund, Inc., including the schedule of investments, as of October 31, 1995, and the related statement of operations for the year then ended, statements of changes in net assets for each of the years in the two-year period then ended and financial highlights for each of the years in the three-year period then ended and for the period from July 17, 1992 (commencement of investment operations) to October 31, 1992. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed more fully in footnotes A, E and F to the financial statements, direct investments amounting to $38,127,478 (27.3% of net assets) have been valued at fair value as determined by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures applied by the Board of Directors in arriving at its estimate of value of such securities and have inspected the underlying documentation; while in the circumstances the procedures appear reasonable and the documentation appropriate, determination of fair values involves subjective judgment which is not susceptible to substantiation by auditing procedures. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

In our opinion, subject to the effect on the financial statements of the valuation of the direct investments determined by the Board of Directors as described in the preceding paragraph, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The China Fund, Inc. as of October 31, 1995, the results of its operations for the year then ended, the changes in net assets for each of the years in the two-year period then ended and the financial highlights for the years or periods specified in the first paragraph above, in conformity with generally accepted accounting principles.


                                            KPMG PEAT MARWICK LLP

Boston, Massachusetts
December 15, 1995

THE CHINA FUND, INC.
DIVIDENDS AND DISTRIBUTIONS;
DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Fund will distribute to stockholders, at least annually, substantially all of its net investment income from dividends and interest earnings and expects to distribute any net realized capital gains annually. Pursuant to the Dividend Reinvestment and Cash Purchase Plan (the "Plan"), adopted by the Fund, each stockholder will be deemed to have elected, unless State Street Bank and Trust Company, the Plan Agent, is otherwise instructed by the stockholder in writing, to have all distributions automatically reinvested by the Plan Agent in Fund shares pursuant to the Plan. Stockholders who do not participate in the Plan will receive all distributions in cash paid by check in U.S. dollars mailed directly to the stockholder by State Street Bank and Trust Company, as paying agent. Stockholders who do not wish to have distributions automatically reinvested should notify the Fund, c/o the Plan Agent for The China Fund, Inc. at P.O. Box 8200, Boston, Massachusetts 02266-8200.

The Plan Agent will serve as agent for the stockholders in administering the Plan. If the Directors of the Fund declare an income dividend or a capital gains distribution payable either in the Fund's Common Stock or in cash, as stockholders may have elected, non-participants in the Plan will receive cash and participants in the Plan will receive Common Stock, to be issued by the Fund. If the market price per share on the valuation date equals or exceeds net asset value per share on that date, the Fund will issue new shares to participants at net asset value or, if the net asset value is less than 95% of the market price on the valuation date, then at 95% of the market price. The valuation date will be the dividend or distribution payment date or, if that date is not a trading day on the exchange on which the Fund's shares are then listed, the next preceding trading day. If net asset value exceeds the market price of Fund shares at such time, participants in the Plan will be deemed to have elected to receive shares of stock from the Fund, valued at market price on the valuation date. If the Fund should declare a dividend or capital gains distribution payable only in cash, the Plan Agent will, as agent for the participants, buy Fund shares in the open market, on the New York Stock Exchange or elsewhere, with the cash in respect of such dividend or distribution, for the participant's account on, or shortly after, the payment date.

Participants in the Plan have the option of making additional payments to the Plan Agent, annually, in any amount from $100 to $3,000 for investment in the Fund's Common Stock. The Plan Agent will use all funds received from participants (as well as any dividends and capital gains distributions received in cash) to purchase Fund shares in the open market on or about January 15 of each year. Any voluntary cash payments received more than thirty days prior to such date will be returned by the Plan Agent, and interest will not be paid on any uninvested cash payments. To avoid unnecessary cash accumulations, and also to allow ample time for receipt and processing by the Plan Agent, it is suggested that participants send in voluntary cash payments to be received by the Plan Agent approximately ten days before January 15. A participant may withdraw a voluntary cash payment by written notice, if the notice is received by the Plan Agent not less than 48 hours before such payment is to be invested.

THE CHINA FUND, INC.
DIVIDENDS AND DISTRIBUTIONS;
DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN
(CONTINUED)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Plan Agent maintains all stockholder accounts in the Plan and furnishes written confirmations of all transactions in the account, including information needed by stockholders for personal and tax records. Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the name of the participant, and each stockholder's proxy will include those shares purchased pursuant to the Plan.

In the case of stockholders, such as banks, brokers or nominees, which hold shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of shares certified from time to time by the stockholder as representing the total amount registered in the stockholder's name and held for the account of beneficial owners who are participating in the Plan.

There is no charge to participants for reinvesting dividends or capital gains distributions. The Plan Agent's fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund. However, each participant's account will be charged a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open market purchases in connection with the reinvestment of dividends or capital gains distributions. A participant will also pay brokerage commissions incurred in purchases from voluntary cash payments made by the participant. Brokerage charges for purchasing small amounts of stock for individual accounts through the Plan are expected to be less than the usual brokerage charges for such transactions, because the Plan Agent will be purchasing stock for all participants in blocks and prorating the lower commission thus attainable.

The automatic reinvestment of dividends and distributions will not relieve participants of any income tax which may be payable on such dividends and distributions.

Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any voluntary cash payment made and any dividend or distribution paid subsequent to notice of the change sent to all shareholders at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Plan Agent by at least 90 days' written notice to all shareholders. All correspondence concerning the Plan should be directed to the Plan Agent for The China Fund, Inc. at P.O. Box 8200, Boston, Massachusetts 02266-8200.

THE CHINA FUND, INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

UNITED STATES ADDRESS
The China Fund, Inc.
250 Park Avenue
New York, NY  10177
1-212-808-0500
1-800-421-4777

DIRECTORS AND OFFICERS
John W. English,  Director and Chairman of the Board
Ian C. Ferguson,  Director and President
Sir Alan Donald KCMG, Director
Michael F. Holland,  Director
Burton Levin,  Director
James J. Lightburn,  Director
David F. J. Paterson,  Director
Joe O. Rogers,  Director
Alan Tremain, O.B.E.,  Director
Nigel S. Tulloch,  Director
Thomas R. Callahan,  Vice President, Treasurer and Secretary
Leonard B. Mackey, Jr.,  Assistant Secretary

INVESTMENT MANAGER
HSBC Asset Management Hong Kong Limited

DIRECT INVESTMENT MANAGER
HSBC Private Equity Management Hong Kong Limited

ECONOMIC ADVISER
HongkongBank China Services, Limited

SHAREHOLDER SERVICING AGENT
Oppenheimer & Co., Inc.

ADMINISTRATOR, CUSTODIAN, TRANSFER AGENT, DIVIDEND PAYING AGENT AND REGISTRAR State Street Bank and Trust Company

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP

LEGAL COUNSEL
Rogers & Wells